January 16, 2008

MAIL STOP 3561

via U.S. mail and facsimile

Mark Dresner, President
Pricefish, Inc.
32 Broadway, Suite 310
New York, NY 10004

Re: Pricefish, Inc.
Form 1-A, Amendment 1, filed December 19, 2007
File No.: 24-10192

Dear Mr. Dresner:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Business and Properties, page 26

1. We reissue comment number 12 from our letter dated November 27, 2007

2. Please disclose in this section all of the information you have provided in your supplemental response to comment number 14 from our letter dated November 27, 2007 regarding the sellers whose products you display on your websites

How we help merchants, page 29

3. Please disclose the words from which the acronym "ROI" is formed.

Exhibits

Legality Opinion

4. Please revise the first sentence of 3(f) of the legality opinion by explaining how the "binding effect and enforceability of the Documents and any other agreement or instrument referred to herein" will be determined. Also, revise the second sentence of 3(f) by explaining how it will be determined that "Documents and any other agreement or instrument referred to herein" are "limited by public policy or the application of general principles of equity" if not in a court proceeding in equity or law. Alternatively, remove the first and second sentences of 3(f).

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
      Healthcare Services

cc: Virginia Sourlis
     Fax to 732-530-9008